THE RBB FUND, INC.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

July 13, 2007

VIA EDGAR TRANSMISSION

Randall Koch, Esquire

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc.

Withdrawal of Post-Effective Amendment No. 114 on Form N-1A

(Accession No. 0001193125-07-150124)

(File Nos. 33-20827 and 811-5518)

Ladies and Gentlemen:

On behalf of The RBB Fund, Inc. (the “Company”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 114 to the Company’s Registration Statement on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), filed via EDGAR on July 5, 2007 (“Post-Effective Amendment No. 114”).

The Company is requesting that Post-Effective Amendment No. 114 be withdrawn because Post-Effective Amendment No. 114 did not contain a class identifier for the new class of shares being registered. No securities have been sold in connection with the proposed offering.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of Post-Effective Amendment No. 114 has been signed by the President of the Company on this 13th day of July, 2007. Please contact Armando Capasso at 215-988-3350 with any questions you may have concerning this application.

Sincerely,

/s/ Edward J. Roach
Edward J. Roach
President and Treasurer

cc:	James Shaw

Michael P. Malloy, Esq.